EXHIBIT 99.1

ABB returns to profit in 2004

Full year 2004

•                  Double-digit order and revenue growth in 2004 in core divisions

•                  EBIT more than tripled to over $1 billion; strong cash flow

•                  Net income $201 million for the year

Fourth quarter 2004

•                  Strong Q4 revenue growth in core divisions, order growth more modest

•                  EBIT stronger despite one-time costs in core and non-core businesses

•                  Net income burdened by costs to exit businesses in discontinued operations

2004 Q4 and full-year key figures (unaudited)(1)

(US$ in millions)		Q4 04	Q4 03	Change(2)	2004	2003	Change(2)

Orders	Group	5,216	4,726	10%	21,689	19,701	10%
	Power Technologies	2,216	1,971	12%	9,372	7,682	22%
	Automation Technologies	2,722	2,570	6%	11,334	9,691	17%
Revenues	Group	5,971	5,357	11%	20,721	20,427	1%
	Power Technologies	2,574	2,178	18%	8,755	7,598	15%
	Automation Technologies	3,168	2,684	18%	11,030	9,628	15%
EBIT(3)	Group	264	127	108%	1,084	357	204%
	Power Technologies	164	174	(6)%	610	595	3%
	Automation Technologies	281	218	29%	1,027	738	39%
	Non-core activities	(31)	(118)		(46)	(467)
	Corporate	(150)	(147)		(507)	(509)
EBIT margin	Group	4.4%	2.4%		5.2%	1.7%
	Power Technologies	6.4%	8.0%		7.0%	7.8%
	Automation Technologies	8.9%	8.1%		9.3%	7.7%
Loss from discontinued operations		(82)	(234)		(247)	(408)
Net income (loss)		13	(391)		201	(779)
Basic income (loss) per share		0.01	(0.29)		0.10	(0.64)

(1) Adjusted to reflect the reclassification of the remaining oil, gas and petrochemicals business to continuing operations and of other activities to Discontinued operations in 2004

(2) Change in U.S. dollars

(3)  Earnings before interest and taxes

Zurich, Switzerland, February 17, 2005 – ABB today reported earnings before interest and taxes (EBIT) of $1,084 million for the full year 2004 on solid growth in core division orders and revenues. Net income was $201 million, up $980 million compared to 2003.

EBIT in the fourth quarter more than doubled to $264 million, fuelled to a large extent by double-digit revenue growth in the core divisions, Power Technologies and Automation Technologies. Cash flow from operating activities increased 32 percent to $880 million in the quarter, reaching $962 million for the full year.

The fourth-quarter EBIT was burdened, however, by a number of non-recurring charges totaling approximately $65 million in the core divisions and $30 million in Non-core activities. In addition, about $60 million of non-cash charges related to exiting businesses in Discontinued operations negatively affected net income in the quarter.

“We met many of our objectives in a key turnaround year,” said Fred Kindle, ABB President and CEO. “We again took out costs and lifted productivity. Coupled with a recovery in most markets, we substantially increased EBIT and reported a rebound in net income of almost $1 billion.

“We faced some challenges in the year, including a delay in resolving the asbestos issue,” Kindle said. “We are focused on finding timely solutions to these issues, and took steps in the fourth quarter to establish a more stable base for 2005.” To reflect the reclassification of the remaining oil, gas and petrochemicals business (OGP) to continuing operations, ABB is adjusting its 2005 group EBIT margin target to 7.7 percent from 8 percent. The remaining growth and profitability targets are unchanged.

Summary of fourth quarter 2004 results(1)

Total group orders received amounted to $5,216 million, up 4 percent in the quarter in local currencies (up 10 percent in U.S. dollar terms) compared to the same quarter in 2003.

Combined orders for the core divisions were almost unchanged (U.S. dollars: up 9 percent) in the fourth quarter, ended December 31, 2004, compared to the same period in 2003. Base orders (orders below $15 million) in the core divisions grew by 10 percent (U.S. dollars: 17 percent) and were higher in all regions and in six of ABB’s eight core division business areas, continuing the growth trend seen earlier in the year. Demand continued to improve in most customer segments. The chemical and pharmaceutical sectors, turbocharging and utility customers showed the strongest growth in the quarter.

The volume of large orders (orders above $15 million) was down in the fourth quarter, reflecting the timing of project awards. Large orders represented 5 percent of total core division orders in the fourth quarter, compared to 12 percent in the same period of the previous year.

The growth seen in North America earlier in 2004 continued in the fourth quarter, with both core divisions recording double-digit order growth in local currencies compared to the year-earlier period. Combined core division orders in Asia were 5 percent lower (unchanged in U.S. dollars). In China, an order increase in the Automation Technologies division was more than offset by lower orders in Power Technologies.

Combined core division orders in Europe decreased in local currencies (U.S. dollars: up 3 percent) as higher orders in Power Technologies were offset by a decline in the Automation Technologies division.

Orders in Non-core activities rose by almost 30 percent in the quarter. The increase was mainly the result of higher orders in the fourth quarter in the OGP business, which was reclassified into continuing operations (see Appendix 2 on pages 17 and 18 of this release for income statements and balance sheets for each of the first three quarters of 2004 that reflect this adjustment, as well as the reclassification of other businesses to Discontinued operations).

The order backlog for the core divisions rose to $11,196 million at the end of the fourth quarter, an increase of 7 percent in local currencies (U.S. dollars: 14 percent higher) compared to the end of the fourth quarter of 2003. Including Non-core activities, the order backlog for the ABB Group increased by 3 percent (U.S. dollars: 9 percent) compared to the same period in 2003.

Group revenues in the fourth quarter amounted to $5,971 million, 5 percent higher in local currencies (U.S. dollars: 11 percent higher) than the same quarter in 2003.

Revenues in the core divisions grew by a combined 11 percent (U.S. dollars: up 18 percent) in the fourth quarter, reflecting the strong base order growth seen earlier in 2004. Local

(1) Core division order and revenue development discussed in local currencies unless otherwise indicated. For the fourth quarter 2004, currency translation effects increased reported orders by approximately 8 percent and revenues by 7 percent. For the full year 2004, the positive impact was approximately 7 percent for both orders and revenues. EBIT is discussed in U.S. dollar terms.

currency revenues grew at a double-digit pace in six business areas and were higher in U.S. dollar terms in all business areas in the quarter.

Core division revenues grew in all regions, led by 26 percent growth in Asia. North America and western Europe showed single-digit local-currency revenue growth in the quarter, while eastern Europe, which accounted for approximately 15 percent of total revenues in Europe in the period, showed more than 40-percent local-currency revenue growth.

Revenues in Non-core activities decreased by approximately 40 percent in both local and U.S. dollar terms, reflecting lower revenues in OGP and the divestment of some Building Systems businesses during 2003 and the first quarter of 2004.

Group EBIT more than doubled to $264 million in the fourth quarter compared to the same period in 2003, led by a 29-percent increase in the Automation Technologies division. EBIT in Power Technologies decreased by 6 percent.

EBIT in the core divisions was burdened by approximately $65 million in non-recurring costs in the quarter, comprising:

•                  In Power Technologies, approximately $30 million from a write-down of notes receivable; and about $15 million in project-related hedging losses

•                  In Automation Technologies, $22 million in costs to streamline operations

EBIT in Non-core activities improved by approximately $90 million but remained negative. The loss included $30 million in non-recurring costs related to an infrastructure project in Africa.

Corporate costs were higher in the quarter, at $150 million compared to $147 million in the same quarter of 2003, mainly the result of approximately $15 million in currency translation effects and the write-off of an e-business investment in the fourth quarter of 2004.

The Group EBIT margin increased to 4.4 percent in the fourth quarter from 2.4 percent in the same period in 2003, despite the EBIT loss in OGP. The EBIT margin in Automation Technologies rose to 8.9 percent from 8.1 percent. In Power Technologies, the EBIT margin decreased to 6.4 percent from 8.0 percent.

Finance net(2) was negative $66 million compared to negative $76 million in the fourth quarter of 2003. Interest and dividend income remained steady on similar levels of cash and marketable securities while securitization costs decreased compared to the fourth quarter of 2003.

The net loss in Discontinued operations amounted to $82 million in the fourth quarter of 2004, compared to a net loss of $234 million in the same period in 2003. The difference is mainly the result of the non-recurrence of $162 million in after-tax losses recorded in the fourth quarter of 2003 related to the divestment of the insurance business.

(2) Finance net is interest and dividend income less interest and other finance expense.

The Discontinued operations result in the fourth quarter of 2004 included approximately $60 million in one-time costs related to exiting various businesses, including:

•                  Approximately $30 million to cover losses on the sale and closure of several units in the power lines business that was reclassified to Discontinued operations from the Power Technologies division

•                  $15 million on the write-off of assets relating to the exit from wind energy activities

•                  A $10-million charge on the sale of a small Automation Technologies business

Net income for the group amounted to $13 million in the fourth quarter of 2004 compared to a net loss of $391 million in the same period a year earlier.

ABB employees numbered approximately 102,500 at the end of December 2004, down more than 700 from the end of the third quarter and around 14,000 compared to the end of 2003, mainly the result of divestments. Employment reduction during the fourth quarter came mainly in the Power Technologies division, Building Systems businesses and OGP.

Balance sheet

Cash and marketable securities at the end of December 2004 amounted to $4.2 billion (excluding Discontinued operations), up from $3.7 billion at the end of September 2004. The increase resulted from improved cash flow from operations in the fourth quarter, partially offset by cash outflows relating to investing activities, including the funding of pension liabilities in Germany.

At the end of December 2004, total debt (defined as total short and long-term borrowings) was $5.5 billion, compared to $5.2 billion at September 30, 2004, and $7.9 billion at the end of December 2003. The increase between the end of September 2004 and year end is the result of changes in foreign exchange rates. During 2004, ABB retired more than $2.4 billion in debt.

The foreign exchange movements also affected gearing, defined as total debt divided by total debt plus shareholders’ equity (including minority interest), which was 62 percent at the end of December 2004, compared to 61 percent at the end of the previous quarter and 71 percent at the end of December 2003.

Net debt (total debt less cash and marketable securities) was $1.3 billion, down from $1.5 billion at the end of the third quarter of 2004 and $2.7 billion at the end of 2003.

Stockholders’ equity at December 31, 2004, was $3,060 million compared to $3,121 million at the end of September 2004. The decline, in spite of the positive net income, was primarily due to periodic pension-related actuarial adjustments in the fourth quarter of 2004.

Cash flow from operating activities

(unaudited)

$ in millions	Q4 2004	Q4 2003	Change
Power Technologies	454	440	14
Automation Technologies	529	526	3
Non-core activities incl. OGP	136	(15)	151
Remaining upstream oil and gas	(5)	91	(96)
Corporate	(234)	(373)	139
Total net cash from operating activities	880	669	211

Cash flow from operating activities improved by more than $200 million in the fourth quarter of 2004 compared to the same period a year earlier.

Cash flow from operating activities in the core divisions remained at the same high level as the year-earlier period. Cash flow from OGP increased as the result of the completion of several large projects.

Cash used in Corporate activities decreased in the quarter, mainly the result of lower cash outflow for taxes compared to the same quarter in 2003 as well as lower cash outflows related to asbestos.

Cash used by investing activities in the fourth quarter 2004 was $289 million, compared to cash provided of $279 million in the same quarter of 2003. The difference is mainly the result of marketable securities transactions in the fourth quarter of 2004, including purchases related to discretionary funding of pensions in Germany.

Asbestos

On December 2, 2004, the U.S. Third Circuit Court of Appeals reversed confirmation of ABB’s Chapter 11 Plan of Reorganization for its U.S. subsidiary, Combustion Engineering (CE).

The Circuit court said that for the plan to be confirmed, the lower courts would need to develop a fuller record that the CE Settlement Trust (set up to fund and administer the payment of settled asbestos claims filed against CE prior to November 2002) and the two-trust structure on which the Plan was based, were designed and implemented in a manner consistent with the Bankruptcy Code.

The Circuit court also found that it was not appropriate to include in the CE Plan certain asbestos claims against ABB Lummus Global Inc. and Basic Incorporated. not related to the operation of CE. ABB is currently reviewing mechanisms to deal with the asbestos exposure of these two companies, which is small compared to that of CE. There are currently about 11,000 asbestos claims against ABB Lummus Global Inc., which have been provided for.

ABB continues to review the Court of Appeals’ opinion and to consider various options to resolve the asbestos liability of CE, ABB Lummus Global Inc. and Basic Incorporated. Among other things, ABB is considering whether changes to the CE Plan could be made and has begun discussions with various parties. ABB remains committed to resolving all outstanding issues in a timely manner but cannot at this point in time predict when a resolution will be achieved nor what financial impact it might have.

Dividend recommendation

At its meeting of February 16, 2005, ABB’s Board of Directors recommended that no dividend be paid for 2004, in order to further improve the company’s balance sheet. No dividend was paid in 2003. The recommendation is subject to shareholder approval at ABB’s annual general meeting on May 12, 2005, in Zurich.

Outlook

To reflect the reclassification of OGP to continuing operations, ABB has adjusted its 2005 group EBIT margin target, while the remaining growth and profitability targets are unchanged.

From 2002 through to the end of 2005, ABB expects compound average annual revenue growth of 4 percent in local currencies. The Power Technologies division expects compound average annual revenue growth of 5.3 percent in local currencies. The Automation Technologies division expects compound average annual revenue growth of 3.3 percent in local currencies.

For 2005, the EBIT margin target for the group has been revised to 7.7 percent from 8 percent previously. The adjustment reflects the reclassification of the OGP business into continuing operations from discontinued operations, where it had no impact on revenue or EBIT. The business was not included in the previous group EBIT margin target set in 2002.

The 2005 EBIT margin target for the Automation Technologies division remains unchanged at 10.7 percent. While the Power Technologies division has made substantial operational improvements in recent months, achieving its 10-percent EBIT margin target remains challenging.

The company also confirms its gearing target (defined as total debt divided by total debt plus equity, including minority interest) of approximately 50 percent by the end of 2005.

Revenue and margin targets exclude major acquisitions, divestitures and business closures.

Summary of full year 2004 results(3)

Orders received for the group amounted to $21,689 million, an increase of 3 percent in local currencies (10 percent in U.S. dollars) in the full year 2004. Higher core division orders – up 15 percent for the Power Technologies division (U.S. dollars: 22 percent) and 9 percent for Automation Technologies (U.S. dollars: 17 percent) – were largely offset by a drop in orders from Non-core activities, reflecting the divestment of most of the Building Systems business in 2003 and lower orders from OGP.

Local-currency orders grew at a double-digit rate in six of ABB’s eight core division business areas for the full year, and were higher in all eight business areas compared to 2003. Base orders grew in both divisions and large orders were higher in Power Technologies. Core division orders were higher in all regions except the Middle East and Africa. Local-currency core division orders were up 38 percent in Asia, led by a 68-percent increase in China. In North America, core division orders increased 20 percent in

(3) Core division order and revenue development discussed in local currencies unless otherwise indicated. For the full year 2004, the positive impact was approximately 7 percent for both orders and revenues. EBIT is discussed in U.S. dollar terms.

local currencies. Orders in local currencies in Europe for the core divisions were 4 percent higher.

Revenues for the group were $20,721 million, down 5 percent in local currencies for the full year 2004 compared to 2003 (U.S. dollars: unchanged). An 8-percent revenue increase in the core divisions (U.S. dollars: 15 percent) was partly offset by lower revenues in Non-core activities, particularly OGP.

Core division revenues were slightly higher in western Europe and strongly higher in eastern Europe for the full year. In Asia, core division revenues grew 21 percent in local currencies. Both divisions saw the strongest Asian revenue growth in India, followed by China. Local currency revenues were slightly down in North America for the full year compared to 2003.

ABB’s EBIT for the full year 2004 more than tripled to $1,084 million compared to 2003, led by a 39-percent increase in Automation Technologies and a $421-million reduction in the EBIT loss from Non-core activities, reflecting the improvement in EBIT from OGP. EBIT in Power Technologies rose slightly, while Corporate costs remained basically unchanged from 2003 at about $500 million in 2004.

As a result, the group EBIT margin for the full year 2004 increased to 5.2 percent compared to 1.7 percent in 2003. The EBIT margin for Power Technologies decreased to 7.0 percent in 2004 from 7.8 percent in 2003, while the Automations Technologies EBIT margin increased to 9.3 percent from 7.7 percent the year before.

Finance net was further reduced to negative $223 million for the full year 2004 compared to negative $417 million the year before. Interest and dividend income increased on higher average balances of cash and marketable securities compared to 2003, and higher average interest rates. Interest expense decreased due to the benefit of lower average debt levels in the period. Finance net for the full year also benefited from the non-recurrence of losses in 2003 on the sale and write-down of marketable securities.

The net loss in Discontinued operations amounted to $247 million in 2004, compared to a net loss of $408 million in 2003. The improvement was mainly the result of the non-recurrence of the capital loss related to the sale of the reinsurance business and a reduction of $114 million in costs to cover the asbestos liabilities of several ABB subsidiaries. These more than offset higher losses in 2004 from the power lines business that was reclassified from Power Technologies into discontinued operations.

Net income for the full year reached $201 million compared to a net loss of $779 million in 2003.

Cash flow from operating activities

Cash flow from operating activities amounted to $962 million for the full year 2004, an improvement of more than $1 billion compared to 2003, mainly the result of a reduction in 2004 of asbestos-related cash payments of approximately $340 million, and a $350-million reduction in cash used by the OGP business compared to the year before.

Cash flow from investing activities for the full year decreased to $354 million from $754 million in 2003. Higher cash proceeds from the sale of businesses in 2004, such as the reinsurance business and upstream oil and gas business, were more than offset by lower net cash proceeds from the sale of marketable securities compared to 2003, when the sale of shares in the China National Petrochemical Corporation (Sinopec) generated cash proceeds of $82 million.

Cash used by financing activities in 2004 amounted to $2,805 million, mainly the result of the repayment of maturing bonds and the repurchase of more than Euro 700 million in public bonds completed in the third quarter of 2004. In addition to these factors, cash flow from financing activities in 2004 decreased by more than $4 billion compared to 2003, reflecting primarily the $2.5 billion raised in 2003 from the issue of new ABB shares.

Research and development

R&D and order-related investment in the core divisions amounted to $905 million in 2004, up 10 percent compared to $826 million in 2003. Expressed as a percentage of core division revenues, total R&D and order-related development in the core divisions was 4.6 percent in 2004 compared to 4.8 percent in 2003.

Divestments

Significant divestments in 2004 included the sale of ABB’s upstream oil and gas business, for an initial purchase price of $925 million (net cash of approximately $800 million). Also divested in 2004 were the reinsurance business, which yielded gross cash proceeds of $415 million (net cash of approximately $280 million), and the Swiss Building Systems business for approximately $40 million in gross proceeds. (For more information on divestments in 2004, please see Notes 2 and 3 to the Summary Financial Information attached to this press release).

Management changes

Effective January 1, 2005, Fred Kindle assumed the role of ABB President and CEO, succeeding Jürgen Dormann, who remains as the chairman of ABB Ltd. Kindle, 45 and a citizen of both Switzerland and Liechtenstein, was previously the CEO of Sulzer AG, a Swiss-based technology concern.

Michel Demaré, 48, joined ABB in January as chief financial officer and member of the group executive committee. Demaré, a Belgian citizen, came to ABB after an international finance career with The Dow Chemical Company and most recently with Baxter International, a U.S. health care group.

Divisional performance Q4 2004

Power Technologies

(unaudited)

($ in mill. except where indicated)	Q4 2004	Q4 2003(1)	Change	2004	2003(1)	Change
Orders	2,216	1,971	12%	9,372	7,682	22%
Revenues	2,574	2,178	18%	8,755	7,598	15%
EBIT	164	174	(6)%	610	595	3%
EBIT margin	6.4%	8.0%		7.0%	7.8%
Restructuring costs (incl. in EBIT)	(11)	(14)		(51)	(61)
Cash from operating activities	454	440		499	639

(1) Adjusted to reflect the move of activities to Discontinued operations in 2004 and the move of substation automation activities from the Automation Technologies division, effective January 1, 2004.

Orders received increased 5 percent in local currencies (12 percent in U.S. dollars) in the fourth quarter of 2004. Base orders grew at a double-digit pace while large orders were down in the quarter, reflecting the timing of project awards. Orders were higher in the Medium-Voltage, Transformers and Utility Automation business areas and lower in High-Voltage and Power Systems.

Orders were up 30 percent in the Americas (U.S. dollars: 32 percent), led by a 50-percent increase in North America. Orders rose 10 percent (U.S. dollars: 20 percent) in Europe, with increases in both eastern and western Europe in the quarter. Total orders were lower in Asia, where a decrease in China in the quarter offset higher orders in India. Orders were lower in the Middle East and Africa in the quarter.

The Power Technologies order backlog at the end of December, 2004, amounted to $6,874 million, an increase of 7 percent (U.S. dollars: 14 percent) compared to the end of December 2003.

Revenues increased 12 percent in local currencies (U.S. dollars: 18 percent) in the fourth quarter of 2004 and were up in all business areas except Power Systems. Revenues grew at a double-digit pace in the High-Voltage, Medium-Voltage and Transformers business areas. Revenues rose at a double-digit pace in Europe and Asia in both local and U.S. dollar terms. Revenues in local currencies were unchanged in North America and almost 20 percent higher in South America.

Fourth-quarter EBIT was 6 percent lower than in the same period in 2003. EBIT in the quarter was higher in the High-Voltage and Medium-Voltage business areas and lower in Transformers, Power Systems and Utility Automation compared to the same period in 2003.

The Power Technologies division reported an EBIT margin of 6.4 percent in the fourth quarter, down from 8.0 percent in the same period in 2003. The margin was affected by an approximately $30-million write-down of notes receivable, and about $15 million in project-related hedging losses.

Cash flow from operations in the fourth quarter improved slightly to $454 million, the result of improved working capital management, especially in inventories.

Power Technologies full year 2004 summary

For the full year 2004, orders grew by 15 percent in local currencies (U.S. dollars: up 22 percent) to $9,372 million. Both base and large orders improved in 2004. Orders were up in all business areas, and grew at a double-digit pace in all business areas except for Utility Automation.

Orders increased by more than 20 percent in North America. In Asia, orders grew more than 50 percent, led by an almost doubling of orders in China, partly the result of the $390-million contract to build a high-voltage direct current (HVDC) link between the Three Gorges hydro power project and the city of Shanghai. Orders in western Europe were unchanged for the full year 2004, and were more than 20 percent higher in eastern Europe.

Revenues grew to $8,755 million in the full year 2004, an increase of 9 percent in local currencies (U.S. dollars: 15 percent) compared to 2003. Revenues were higher in Utility Automation and increased at a double-digit pace in the High-Voltage, Medium-Voltage and Transformers business areas. Revenues fell slightly in Power Systems.

Local-currency revenues in 2004 were up more than 10 percent in Asia and the Middle East and Africa. Revenues were unchanged in the Americas, with an increase in South America offset by a small decrease in North America. Revenues in Europe were up 6 percent (U.S. dollars: 17 percent), combining a modest increase in western Europe with local-currency growth of more than 25 percent in eastern Europe.

Full-year EBIT grew to $610 million in 2004, 3 percent higher than the year before. EBIT increased strongly in the High-Voltage and Medium-Voltage business areas, and was higher in Power Systems. EBIT was flat in Transformers and down in Utility Automation.

The full-year EBIT margin in Power Technologies amounted to 7.0 percent in 2004 compared to 7.8 percent for 2003. Non-recurring costs were the main reasons for the decrease.

Cash flow from operating activities in 2004 amounted to about $500 million, down from $639 million in 2003, mainly the result of lower advance payments from customers.

As of January 1, 2005, the Power Technologies division reduced its five business areas into two, organized around products and systems. The Power Technology Products business area incorporates ABB’s manufacturing network for power technologies, such as switchgear, breakers, transformers and cables. The Power Technology Systems business area offers systems for power transmission and distribution grids, and for power plants. ABB will begin reporting the Power Technologies division’s results under the new organization when it publishes its first-quarter 2005 earnings on April 28, 2005.

Automation Technologies

(unaudited)

($ in mill. except where indicated)	Q4 2004	Q4 2003(1)	Change	2004	2003(1)	Change
Orders	2,722	2,570	6%	11,334	9,691	17%
Revenues	3,168	2,684	18%	11,030	9,628	15%
EBIT	281	218	29%	1,027	738	39%
EBIT margin	8.9%	8.1%		9.3%	7.7%
Restructuring costs (incl. in EBIT)	(38)	(58)		(72)	(139)
Cash from operating activities	529	526		1,090	814

(1) Adjusted to reflect the move of activities to Discontinued operations in 2004 and the move of substation automation activities to the the Power Technologies division, effective January 1, 2004.

Orders received were down 2 percent in local currencies (up 6 percent in U.S. dollars) in the fourth quarter of 2004. Base orders grew at close to a double-digit pace, which lifted the order intake in the Automation Products and Manufacturing Automation business areas. This improvement was offset by fewer large orders during the quarter in the Process Automation business area.

Double-digit order growth in the quarter in local currencies continued in North and South America and the Middle East and Africa. Local currency order growth in Asia was modest, with higher orders in China offset by a decrease in India. Western European orders were down 5 percent in local currencies (U.S. dollars: up 5 percent), while eastern European orders decreased strongly as a result of fewer large orders compared to the same quarter in 2003.

The order backlog for Automation Technologies at the end of December, 2004, amounted to $4,322 million, up 6 percent in local currencies (U.S. dollars: up 13 percent) compared to the end of 2003.

Revenues grew by 10 percent in local currencies (U.S. dollars: 18 percent), reflecting the strong order intake earlier in the year, especially in the product businesses. Revenues were lower in Manufacturing Automation, reflecting the low opening backlog at the beginning of 2004.

EBIT in the fourth quarter rose by 29 percent compared to the same quarter in 2003. EBIT was higher in Automation Products despite expenses of $22 million in non-recurring costs to streamline operations. EBIT was also higher in Manufacturing Automation but lower in Process Automation.

The Automation Technologies EBIT margin improved in the fourth quarter to 8.9 percent from 8.1 percent in the same period in 2003. A greater proportion of higher-margin service and product sales and ongoing productivity improvements contributed to the improvement.

Cash flow from operating activities was strong for the fourth quarter at $529 million on focused working capital management, matching the level in the same period in 2003.

Automation Technologies full year 2004 summary

For the full year 2004, orders amounted to $11,334 million, 9 percent higher in local currencies (U.S. dollars: 17 percent) than the year before. Orders were higher in Process Automation and grew at a double-digit pace in the Automation Products business area, reflecting improved demand among most customer segments in the year. Orders were also higher in the Manufacturing Automation business area in 2004, mainly the result of stronger investments from the U.S. automotive sector.

Local-currency orders showed double-digit growth in North America, China and India. Orders in Europe rose 4 percent.

Revenues rose to $11,030 million for the full year 2004, up 7 percent in local currencies (U.S. dollars: 15 percent). Revenues were higher in Automation Products, with improvements across all product groups. Process Automation revenues increased as higher revenues in the oil and gas, minerals, turbocharging and control products sectors more than offset lower revenues in pulp and paper and marine. Revenues were lower in Manufacturing Automation reflecting the low order backlog at the beginning of the year.

Revenues were more than 30 percent higher in both local currency and U.S. dollar terms in Asia in 2004 compared to 2003. Local-currency revenues were slightly higher in Europe, and slightly lower in both North and South America, reflecting the low backlog at the beginning of 2004.

EBIT was strongly higher in all business areas for the full year 2004, resulting in a 39-percent increase to $1,027 million, and an EBIT margin of 9.3 percent in 2004 compared to 7.7 percent in 2003.

Full-year cash flow from operations rose to more than $1 billion, up 34 percent compared to 2003.

Non-core activities

(unaudited)

	Revenue		EBIT
$ in millions	2004	2003(1)	Q4 2004	Q4 2003(1)	2004	2003(1)
Oil, gas and petrochemicals	1,079	1,876	(12)	(57)	(4)	(296)
Building Systems	508	1,829	(23)	(43)	(70)	(104)
Equity Ventures	7	26	22	8	69	76
Remaining Structured Finance	6	48	(5)	(6)	(14)	(65)
New Ventures	49	53	9	4	(5)	(21)
Other non-core activities	44	471	(22)	(24)	(22)	(57)
Total	1,693	4,303	(31)	(118)	(46)	(467)
Restructuring costs (incl. in EBIT)			(20)	(50)	(32)	(111)

(1) Adjusted to reflect the reclassification of the remaining oil, gas and petrochemicals business to continuing operations and of other activities to Discontinued operations in 2004

The EBIT loss in Non-core activities, which are businesses that ABB intends to divest, decreased by $87 million in the fourth quarter compared to the same period a year earlier.

Part of the improvement came from the OGP business, which was reclassified to continuing operations from discontinued operations in accordance with US GAAP requirements and is now reported under Non-core activities.

Revenues in OGP were down significantly, mainly reflecting the change in strategy to lower-risk reimbursable contracts rather than large scope fixed-price contracts, and the winding down of several large projects in the fourth quarter, including projects in The Netherlands and Saudi Arabia.

EBIT for the fourth quarter of 2004 in OGP improved by $45 million compared to the same period in 2003 but remained a loss. The main reason for the negative result was a $26-million non-cash charge during the fourth quarter of 2004 to cover depreciation costs for the two years during which the business was in Discontinued operations. As required under US GAAP, no depreciation charges were taken while the business was in Discontinued operations, and the company is required to take the full expense during the current reporting period.

The Building Systems businesses improved their EBIT in the quarter, although it remained a loss. Lower restructuring expenses and a break-even result in Germany were offset by further costs associated with the disposal or winding down of business in other countries.

The EBIT loss in Other non-core activities is the result of a $30-million non-recurring cost related to an infrastructure project in Africa.

For the full year 2004, the reduction of the EBIT loss is mainly the result of lower operational losses in the OGP business and in Building Systems businesses, as well as the non-recurrence in Structured Finance of the loss in 2003 on the sale of ABB’s stake in the Swedish Export Credit Corp.

Corporate

(unaudited)

EBIT ($ in millions)	Q4 2004	Q4 2003(1)	2004	2003(1)
Headquarters/stewardship	(128)	(94)	(421)	(352)
Research and development	(24)	(21)	(91)	(92)
Other(2)	2	(32)	5	(65)
Total	(150)	(147)	(507)	(509)
Restructuring costs (incl. in EBIT)	(7)	(25)	(10)	(29)

(1) Adjusted to reflect the reclassification of the remaining oil, gas and petrochemicals business to continuing operations and of other activities to Discontinued operations in 2004  2 Includes consolidation effects, real estate and Treasury Services

Headquarters and stewardship costs increased by $34 million in the fourth quarter compared to the same period in 2003. The main reasons for the difference were currency translation effects of approximately $14 million, since most corporate costs are incurred in currencies other than the U.S. dollar, and a $14-million expense in the fourth quarter of 2004 on the write-down of an e-business investment.

The EBIT improvement in Other is due to lower restructuring costs and the non-recurrence of some real estate write-downs taken in the fourth quarter of 2003.

For the full year 2004, Headquarters costs increased, due mainly to the non-recurrence of the approximately $60-million capital gain recorded in 2003 on the sale of some Building Systems businesses. Currency translation effects in 2004 increased the reported Corporate costs by about $35 million compared to 2003.

Other income statement items

Other income (expense), net (included in EBIT)

(unaudited)

$ in millions	Q4 2004	Q4 2003(1)
Restructuring charges	(76)	(147)
Capital gains	37	7
Write-downs of assets	(40)	(19)
Income from equity-accounted companies, licenses and other	37	35
Total	(42)	(124)

(1) Adjusted to reflect the reclassification of the remaining oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004

Restructuring charges in the fourth quarter were $71 million lower than the year-earlier period, reflecting the non-recurrence of costs associated with ABB’s Step Change productivity improvement program, which was essentially complete by the middle of 2004. For the full year, restructuring charges totaled $165 million.

Net capital gains in the fourth quarter included $20 million for the divestment of equity investments in the New Ventures business and gains on a number of real estate divestments.

The write-down of assets is due mainly to notes receivable in the Power Technologies division and an e-business investment.

Income from licenses and equity-accounted companies was stable at $37 million, reflecting primarily income from the company’s Equity Ventures portfolio.

Discontinued operations (not included in EBIT)

(unaudited)

$ in millions	Q4 2004	Q4 2003(1)	2004	2003(1)
Insurance	(4)	(162)	(41)	(97)
Asbestos	13	8	(28)	(142)
Upstream oil and gas	(18)	(43)	(70)	(44)
Power lines	(47)	4	(75)	(10)
Wind energy	(15)	(22)	(25)	(42)
Other	(11)	(19)	(8)	(73)
Net loss	(82)	(234)	(247)	(408)

(1) Adjusted to reflect the reclassification of the remaining oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004

The main contributor to the reduction in the loss from Discontinued operations in the fourth quarter of 2004 was the non-recurrence of the loss related to the sale of the reinsurance business in 2003.

The upstream oil and gas result includes costs of $11 million in the fourth quarter to adjust pension liabilities related to the divestment of the upstream business in 2004, as well as ongoing transaction costs.

The OGP business is no longer in Discontinued operations and its results are now reported as part of Non-core activities.

Discontinued operations also includes losses from the power lines business, reclassified from the Power Technologies division following the decision in the fourth quarter to divest and close several units. Costs associated with these steps to exit the business were the main contributors to the fourth quarter net loss in power lines of $47 million.

The loss in the wind energy business is related primarily to a $15-million write-down of assets in a wind park project in Greece.

The line Other includes a loss of approximately $10 million associated with the ongoing sale of a small Process Automation unit in the Automation Technologies division.

*    *    *

Further information

The 2004 Q4 and full-year results press release and presentation slides are available from February 17, 2005 on the ABB Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and live Webcast and telephone conference today starting at 0930 Central European Time (CET). Journalists can register for the event and find dial-in information by visiting ABB’s Web site at www.abb.com.

A conference call and live Webcast for analysts and investors is scheduled to begin at 1300 CET. Callers should dial +41 91 610 56 00 (Europe), or +1 412 858 4600 (from the U.S. and Canada). Callers are requested to phone in ten minutes before the start of the conference call. The audio playback of the conference call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +41 91 612 4330 (Europe) or +1 412 317 0088 (U.S. and Canada). The entry code is 110 followed by the # key.

The Webcast will be available through our Web site at www.abb.com/investorrelations and will be archived approximately two hours after the close of the Webcast for a period of three months.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 102,000 people.

Zurich, February 17, 2005

Fred Kindle, President and CEO

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These forward looking statements include statements concerning the outlook, debt reduction and revenue and margin targets for our businesses and statements about the future process and expense of resolving asbestos liability. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd’s lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets” or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, ABB’s ability to dispose of certain of our non-core businesses on terms and conditions acceptable to it, ABB’s ability to further reduce its indebtedness as planned, the terms and conditions on which asbestos claims can be resolved,  the amount of revenues we are able to generate from backlog and orders received, economic and market conditions in the geographic areas and industries that are major markets for ABB’s businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved. All financial information as of and for the year and quarter ended December 31, 2004 is unaudited.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 3804
Thomas Schmidt, Wolfram Eberhardt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

Appendix 1

ABB key figures fourth quarter 2004 (unaudited)

				% change
$ in millions		Q4 2004	Q4 2003(1)	US$	Local
Orders	Group	5,216	4,726	10%	4%
	Power Technologies	2,216	1,971	12%	5%
	Automation Technologies	2,722	2,570	6%	(2)%
	Non-core activities	443	364
	Corporate	(165)	(179)
Revenues	Group	5,971	5,357	11%	5%
	Power Technologies	2,574	2,178	18%	12%
	Automation Technologies	3,168	2,684	18%	10%
	Non-core activities	444	729
	Corporate	(215)	(234)
EBIT*	Group	264	127	108%
	Power Technologies	164	174	(6)%
	Automation Technologies	281	218	29%
	Non-core activities	(31)	(118)
	Corporate	(150)	(147)
EBIT margin	Group	4.4%	2.4%
	Power Technologies	6.4%	8.0%
	Automation Technologies	8.9%	8.1%
	Non-core activities
	Corporate
Net income (loss)		13	(391)

ABB key figures full year 2004 (unaudited)

				% change
$ in millions		2004	2003(1)	US$	Local
Orders	Group	21,689	19,701	10%	3%
	Power Technologies	9,372	7,682	22%	15%
	Automation Technologies	11,334	9,691	17%	9%
	Non-core activities	1,694	3,360
	Corporate	(711)	(1,032)
Revenues	Group	20,721	20,427	1%	(5)%
	Power Technologies	8,755	7,598	15%	9%
	Automation Technologies	11,030	9,628	15%	7%
	Non-core activities	1,693	4,303
	Corporate	(757)	(1,102)
EBIT*	Group	1,084	357	204%
	Power Technologies	610	595	3%
	Automation Technologies	1,027	738	39%
	Non-core activities	(46)	(467)
	Corporate	(507)	(509)
EBIT margin	Group	5.2%	1.7%
	Power Technologies	7.0%	7.8%
	Automation Technologies	9.3%	7.7%
	Non-core activities
	Corporate
Net income (loss)		201	(779)

(1) Adjusted to reflect the reclassification of the remaining oil, gas and petrochemicals business to continuing operations, and of other activities to Discontinued operations in 2004;

* Earnings before interest and taxes. See Summary Financial Information for more information.

Appendix 2 – Reclassifications

The company has adjusted its 2004 income statement and balance sheet to reflect the reclassification of its remaining downstream oil and gas business from Discontinued operations into continuing operations, and the reclassification of other businesses, including the power lines business from the Power Technologies division, into discontinued operations. The income statements and balance sheets below reflect these reclassifications for the first three quarters of 2004.

ABB income statement Q1-Q3 2004 (unaudited)

$ in millions	Q3 2004	Q2 2004	Q1 2004
Revenues	5,013	5,209	4,528
Cost of sales	(3,834)	(3,930)	(3,350)
Gross profit	1,179	1,279	1,178
Selling, general and administrative expenses	(909)	(948)	(918)
Amortization expense	(12)	(11)	(11)
Other income (expense), net	(6)	1	(2)
Earnings before interest and taxes	252	321	247
Interest and dividend income	45	45	31
Interest and other finance expense	(73)	(95)	(110)
Income (loss) from continuing operations before taxes and minority interest	224	271	168
Provision for taxes	(84)	(96)	(65)
Minority interest	(23)	(28)	(14)
Income (loss) from continuing operations	117	147	89
Loss from discontinued operations, net of tax	(19)	(58)	(88)
Net income	98	89	1

ABB balance sheet March to September 2004 (unaudited)

$ in millions	Sept. 30 2004	June 30 2004	Mar. 31 2004
Cash and equivalents	2,963	3,022	2,720
Marketable securities	745	491	1,237
Receivables, net	6,310	6,208	5,881
Inventories, net	3,069	2,946	2,911
Prepaid expenses and other	1,571	1,397	1,447
Assets held for sale and in discontinued operations	180	1,516	4,600
Total current assets	14,838	15,580	18,796
Financing receivables, non-current	1,215	1,277	1,354
Property, plant and equipment, net	2,730	2,713	2,767
Goodwill	2,504	2,500	2,503
Other intangible assets, net	497	517	549
Prepaid pension and other related benefits	554	555	560
Investments and other	1,471	1,610	1,713
Total non-current assets	8,971	9,172	9,446
Total assets	23,809	24,752	28,242

Accounts payable, trade	4,034	3,950	3,867
Accounts payable, other	1,321	1,239	1,241
Short-term borrowings and current maturities of long-term borrowings	632	955	1,013
Accrued liabilities and other	5,791	5,604	5,646
Liabilities held for sale and in discontinued operations	243	803	3,646
Total current liabilities	12,021	12,551	15,413
Long-term borrowings	4,562	5,175	5,774
Pension and other related benefits	1,820	1,774	1,768
Deferred taxes	959	1,014	1,004
Other liabilities	1,084	1,078	1,093
Total non-current liabilities	8,425	9,041	9,639
Total liabilities	20,446	21,592	25,052
Minority interest	242	237	286
Total stockholders’ equity	3,121	2,923	2,904
Total liabilities and stockholders’ equity	23,809	24,752	28,242